Lehman Brothers Structured Products

Filed Pursuant to Rule 433
Registration No. 333-134553

USD/JPY & Nikkei 225SM	Basket Linked Note
(“2-Year JPY and Nikkei Basket	Preliminary Terms and Conditions
Appreciation Note”)	March 2, 2007
100% Principal-Protected	Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, underlying supplement no. 120 dated January 25, 2007, to the prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description This note allows an investor to hold a long position in the Nikkei 225SM Index and in the Japanese Yen (JPY) against the U.S. Dollar (USD) via a single equally weighted basket consisting of the Nikkei 225SM Index and the JPY. If the Basket Value, which is linked to the performance of the Nikkei 225SM Index and of the JPY against the USD , is greater than zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of [100%] (the Leverage) and the appreciation in the Basket Value (that is, the amount by which the Basket Value exceeds zero). If the Basket Value on the Valuation Date is less than or equal to zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD [TBD]

Issue Price	100%

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + [4] Business Days

Valuation Date

Maturity Date - [4] Valuation Business Days; provided that, upon the occurrence of a Disruption Event with respect to the Reference Currency or the Reference Index , the Valuation Date for the affected Reference Currency or Reference Index may be postponed (as described in “Disruption Events” below).

Maturity Date	Issue Date + [2] Years

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any

Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by: Leverage * Basket Value provided that the minimum Additional Amount payable on the notes shall be zero.

Lehman Brothers Structured Products

Leverage	[100%]

Basket Value	Weighted Currency Return + Weighted Index Return

Reference Currency	Japanese Yen (JPY)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. Dollar (USD) expressed as the number of JPY per one USD.

Initial Currency Rate	The Reference Exchange Rate on the Trade Date, observed in accordance with the Settlement Rate Option.

Final Currency Rate	The Reference Exchange Rate on the Valuation Date, observed in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).

Weighted Currency Return	Currency Weight * Currency Return

Currency Weight	50.0%

Currency Return	Initial Currency Rate - Final Currency Rate
Initial Currency Rate

Reference Index

The Nikkei 225 SM Index, which is a stock index that is comprised of 225 selected stocks which is currently compiled and calculated by the Index Sponsor. For further information concerning the Reference Index, see underlying supplement no. 120 dated January 25, 2007 (the “Nikkei Underlying Supplement”), to the prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I (the “MTN Prospectus”),

Index Level	The daily closing level of the Reference Index, as determined and published by the Index Sponsor (subject to the occurrence of a Disruption Event).

Initial Index Level	The Index Level on the Trade Date

Final Index Level	The Index Level on the Valuation Date (subject to the occurrence of a Disruption Event)

Index Sponsor	Nikkei Inc. (NKS)

Weighted Index Return	Index Weight * Index Return

Index Weight	50.0%

Index Return	Final Index Level - Initial Index Level

Initial Index Level

Settlement Rate Option:

The Japanese Yen/U.S. Dollar official fixing rate, expressed as the amount of Japanese Yen per one U.S. Dollar, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “JPY” at approximately 10.00 a.m. New York time.

Valuation Business Day	Any day that is both (a) a Currency Business Day for the Reference Currency and (b) a Scheduled Trading Day for the Reference Index.

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Valuation Business Day Convention	Preceding

Currency Business Day

For the Reference Currency, any day that is not a Saturday, a Sunday or a day on which banking institutions generally are authorized or obligated by law or executive order to be closed (including for dealings in foreign exchange in accordance with the market practice of the foreign exchange market) in New York City.

Scheduled Trading Day

For the Reference Index, any day on which the Nikkei 225 SM Index (or any successor index) is published by Nikkei Inc. (or the publisher of such successor index) or otherwise determined by the Calculation Agent

Business Day	New York

Business Day Convention	Following

Disruption Events

•  If a Disruption Event relating to either or both of the Reference Currency and/or the Reference Index is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Value using:

•  if either the Reference Currency or the Reference Index did not suffer a Disruption Event on the scheduled Valuation Date, the Final Currency Rate or Final Index Level, as applicable, on the scheduled Valuation Date, and oif either or both of the Reference Currency and/or the Reference Index did suffer a Disruption Event on the scheduled Valuation Date, the Final Currency Rate and/or the Final Index Level, as the case may be. on the immediately succeeding Scheduled Currency Business Day or Scheduled Trading Day, as applicable, on which no Disruption Event occurs or is continuing with respect to the Reference Currency and/or the Reference Index;

 provided however that if a Disruption Event has occurred or is continuing with respect to either or both of the Reference Currency and/or the Reference Index on each of the three scheduled Currency Business Days or Scheduled Trading Days, as applicable, following the scheduled Valuation Date, then (a) such third scheduled Currency Business Day or Scheduled Trading Day, as applicable, shall be deemed the Valuation Date for the affected Reference Currency or Reference Index, respectively, and (b) the Calculation Agent will determine, on such day, (i) in the case of the Reference Currency, the Final Currency Rate in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN Prospectus) or (b) in the case of the Reference Index, its good faith estimate of the Final Index Level, based on the last available Index Level and any other information that in good faith it deems relevant.

A “Disruption Event” means, for the Reference Currency, a Currency Disruption Event and, for the Reference Index, an Index Disruption Event

A “Currency Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of JPY into USD through customary legal channels; or (y) the delivery of USD from accounts inside Japan to accounts outside Japan;

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)

the Final Currency Rate being unavailable, or the occurrence of an event (i) in Japan that materially disrupts the market for JPY or (ii) that generally makes it impossible to obtain the Final Currency Rate, on the scheduled Valuation Date.

For purposes of the above, “Scheduled Currency Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Currency Business Day.

An “Index Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

Lehman Brothers Structured Products

(A)

a suspension, absence or material limitation imposed on trading of stocks then constituting 20% or more of the Reference Index or any successor index, on the relevant exchanges for such securities at any time during the one-hour period preceding the close of the principal trading session on such relevant exchange;

(B)

a material suspension, absence or material limitation imposed on, trading on any major securities exchange for trading in futures or options contracts or exchange traded funds relating to the Reference Index or any successor index at any time during the one-hour period preceding the close of, the principal trading session on such exchange;

(C)

a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Reference Index (or the relevant successor index) at any time during the one hour period preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

(D)	a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds.

For the purpose of determining whether an Index Disruption Event exists at any time, if trading in a security included in the Reference Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Reference Index shall be based on a comparison of:

(1)	the portion of the level of the Reference Index attributable to that security relative to

(2)	The overall level of the Reference Index,
in each case immediately before that suspension or limitation.

For purposes of determining whether an Index Disruption Event has occurred:

(w)

a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

(x)

limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent in its sole discretion) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

(y)	a suspension of trading in futures or options contracts on the Reference Index by the primary securities market trading in such contracts by reason of:

• a price change exceeding limits set by such exchange or market,

• an imbalance of orders relating to such contracts, or

• a disparity in bid and ask quotes relating to such contracts will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Reference Index; and

(z)

a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts related to the Reference Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

For purposes of the above, “relevant exchange” means the primary exchange or market of trading for any security (or any combination thereof) then included in the Reference Index or any successor index.

Index Discontinuation / Alteration

For provisions governing modifications to the Reference Index or the Index Level in the event the Reference Index is discontinued or the method of its calculation is modified, see “The Nikkei 225SM Index—Discontinuation of the Nikkei 225 Index; Alteration of Method of Calculation” in the Nikkei Underlying Supplement.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN: [TBD]

CUSIP: [TBD]

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

License Agreement with Nikkei Digital Media, Inc.

Lehman Brothers Holdings Inc. will enter into a non-exclusive license agreement (the “License Agreement”) with Nikkei Digital Media, Inc. (“NDM”), which grants Lehman Brothers Holdings Inc. and certain of its affiliated or subsidiary companies a license, in exchange for a fee, to use the Nikkei 225 SM Index in connection with certain securities, including the notes.

The License Agreement will provide that the following language must be stated herein:

The notes are not in any way sponsored, endorsed or promoted by Nikkei Inc. Nikkei Inc. does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the Nikkei 225 SM Index or the level of the Nikkei 225 SM Index on any particular day or otherwise.

The Nikkei 225 SM Index is compiled and calculated solely by Nikkei Inc. However, Nikkei Inc. shall not be liable to any person for any error in the Nikkei 225 SM Index, and Nikkei Inc. shall not be under any obligation to advise any person, including any purchaser or vendor of the notes, of any error therein.

In addition, Nikkei Inc. gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 SM Index and is under no obligation to continue the calculation, publication and dissemination of the Nikkei 225 SM Index.

“Nikkei” and “Nikkei 225” are the service marks of Nikkei Inc Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 SM Index.

The License Agreement will also provide that Nikkei Inc. will assume no obligation or responsibility for use of the Nikkei 225 SM Index by Lehman Brothers Holdings Inc. or its affiliates.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally in MTN Prospectus.  For particular risks relating to an investment related to the Reference Currency, see “Risk Factors—Risks Relating to Currency-Indexed Notes” in the MTN Prospectus, and for risks related to an investment in the Reference Index, see “Risk Factors”  in the Nikkei Underlying Supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006.

Historical Information

The following charts show historical data for the Reference Currency and the Reference Index at and for the periods specified below using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical data on the Reference Currency and the Reference Index is not necessarily indicative of the future performance of the Reference Exchange Rate, the Reference Index Level, the Basket Value or what the value of the notes may be.  Fluctuations in the Reference Exchange Rate and in the Reference Index Level make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical fluctuations in the Reference Exchange Rate and in the Reference Index Level may be greater or lesser than those experienced by the holders of the notes.

Historical Information on the Reference Currency

The following chart shows the spot exchange rate for the Reference Currency at the end of each week in the period from the week ending February 22, 2002 through the week ending February 23, 2007.  The spot exchange rate is expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the USD.  The Reference Exchange Rate used to calculate the Basket Value, however, is expressed as the amount of Reference Currency per U.S. dollar, which is the inverse of the spot exchange rate presented in the following chart.

Historical Information on the Reference Index

The following chart show the closing Reference Index Level at the end of each week in the period from the week ending February 22, 2004 through the week ending February 23, 2007.  For further information concerning the Reference Index, see “The Nikkei 225 SM Index” in the Nikkei Underlying Supplement.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on hypothetical values for the Initial Currency Rate and the Initial Index Level (each of which is determined on the Trade Date) and for the Final Currency Rate and Final Index Level (each of which is determined on the Valuation Date).  The Initial Currency Rate and Final Currency Rate values for the Reference Currency and the Initial Index Level and Final Index Level values for the Reference Index have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for either the Reference Exchange Rate or the Index Level, respectively, and should not be taken as indicative of the future performance of the Reference Exchange Rate or Index Level, respectively.  The following examples also assume Leverage of 100%; the actual Leverage for the notes will likewise be determined on the Trade Date.

Example 1: Tthe Reference Currency appreciates relative to the Initial Currency Rate and the Reference Index appreciates relative to the Initial Index Level, resulting in a Basket Value of 32.80%, which is greater than 0, and therefore an Additional Amount of 32.80% (equal to the Basket Value times the Leverage of 100%), and a Redemption Amount of 132.80%, times the principal amount of the notes.

Lehman Brothers Structured Products

Example 2:  The Reference Currency depreciates relative to the Initial Currency Rate and the Reference Index depreciates relative to the Initial Index Level, resulting in a Basket Value of -10.28%, which is less than 0, and therefore an Additional Amount of 0.00% and a Redemption Amount of 100.00% times the principal amount of the notes (the repayment of principal invested, with no additional return).

Example 3:  The Reference Currency appreciates relative to the Initial Currency Rate and the Reference Index depreciates relative to the Initial Index Level, resulting in a Basket Value of 5.76%, which is greater than 0, and therefore an Additional Amount of 5.76% (equal to the Basket Value times the Leverage of 100%), and a Redemption Amount of 105.76%, times the principal amount of the notes.

Lehman Brothers Structured Products

Example 4:  The Reference Currency depreciates relative to the Initial Currency Rate and the Reference Index appreciates relative to the Initial Index Level, resulting in a Basket Value of -4.38%, which is less than 0, and therefore an Additional Amount of 0.00% and a Redemption Amount of 100.00% times the principal amount of the notes (the repayment of principal invested, with no additional return).

Example 5:  The Reference Currency depreciates relative to the Initial Currency Rate and the Reference Index appreciates relative to the Initial Index Level, resulting in a Basket Value of 14.20%, which is greater than 0, and therefore an Additional Amount of 14.20% (equal to the Basket Value times the Leverage of 100%), and a Redemption Amount of 114.20%, times the principal amount of the notes.